Exhibit 99.3

August 9, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department
Telephone number:	+81 (0)3 3829 3210

Notice of Distributions from Surplus

Pepper Food Service Co., Ltd. (the “Company”) hereby issues notice that, at the meeting held on August 9, 2019, the Board of Directors has decided to carry out the following distribution of surplus, with the base date for the said distribution being June 30, 2019.

1.	Details of Distributions

	Finalized amount	Most recent forecast (February 14, 2019)	Results of previous FY (FY ended December 2018)
Base date	June 30, 2019	As to the left	June 30, 2018
Dividend per share	15.00 yen	As to the left	15.00 yen
Amount paid in dividends	315 million yen	—	311 million yen
Effective date	September 6, 2019	—	September 7, 2018
Source of dividends	Retained earnings	—	Retained earnings

2.	Reason

The Company’s basic policy is to distribute profits to shareholders once it has made an overall judgment of the Company’s financial circumstances, business performance, and other general management matters, having secured internal reserves in preparation for the future development of its business operations.

As of the end of the second quarter of the fiscal year ending December 2019, the Company has maintained a stable interim dividend of 15.00 yen per share, as per the dividend forecast announced on February 14, 2019.

End